

June 4, 2024

Tiewei Song
Chief Executive Officer
BIMI Holdings Inc.
9th Floor, Building 2
Chongqing Corporation Avenue
Yuzhong District, Chongqing,
P. R. China, 400010

   Re: BIMI Holdings Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 001-34890

Dear Tiewei Song:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Pang Zhang-Whitaker